Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following is a copy of the press release issued by Frontline 2012 Ltd. on November 24, 2015, reporting results for the third quarter and the nine months ended September 30, 2015.

FRONTLINE 2012 LTD. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2015
Frontline 2012 Ltd. (the "Company" or "Frontline 2012"), today reported unaudited results for the period ended September 30, 2015.

Highlights

•	Frontline 2012 achieved net income from continuing operations of $61.9 million, or $0.26 per share, for the third quarter of 2015 and net income from continuing operations of $196.8 million, or $0.82 per share, for the nine months ended September 30, 2015.

•	In August 2015, the Company received $14.6 million from STX Dalian in respect of two cancelled newbuilding contracts and recorded a gain of $3.0 million in the third quarter.

•	The Company delivered three VLGC newbuildings to Avance Gas in the third quarter and recorded a gain of $29.7 million.

•	In October 2015, the Company received $11.9 million from STX Dalian in respect of a cancelled newbuilding contract and expects to record a gain of $2.9 million in the fourth quarter.

•	In October 2015, the Company delivered the eighth, and final, VLGC newbuilding to Avance Gas and expects to record a gain of approximately $9.2 million in the fourth quarter resulting from this delivery.

•	In July 2015, the Company and Frontline Ltd. entered into an agreement and plan of merger. Shareholder meetings of each of Frontline Ltd. and Frontline 2012 are scheduled to be held on November 30, 2015 to vote to approve the Merger Agreement.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"We are very pleased to report our strongest third quarter ever with net income attributable to the Company of $61.9 million, or $0.26 per share.

The strength of the tanker market was driven primarily by high demand for low priced oil, a dynamic which continued from the second quarter. The high demand for oil has led to congestion in key ports around the world, which creates more demand for tanker vessels.  Also of note, ballast speeds increased during the third quarter, returning to normal levels.  We believe that this is a strong sign that capacity is being absorbed.  Indeed, current fleet utilization is at levels not seen since 2009.

The average daily time charter equivalents ("TCEs") earned through a combination of spot and time charters in the third quarter by the Company's VLCCs and Suezmax tankers were $47,500 and $29,000, respectively. Several of our tankers were fixed for positioning voyages in the third quarter, which reduced average TCEs.  The positioning voyages were made to strategically position the vessels ahead of the fourth quarter, which in the past has yielded seasonally higher rates.

The product tanker market was also strong throughout the third quarter. TCEs earned through a combination of spot and time charters in the third quarter by the Company's LR2 tankers and MR tankers were $27,000 and $25,700, respectively.  Demand for refined petroleum products remains robust.  Africa and Australia imports are helping to drive the market and trading volumes are high worldwide on the back of strong refinery margins.

Thus so far in the fourth quarter for our vessels employed in the spot market we have covered 76% of our VLCC operating days at TCE rates of approximately $48,400, 84% of our Suezmax operating days at rates of approximately $41,700, 65% of our LR2 tanker operating days at rates of approximately $36,900 and 54% of our MR tanker operating days at rates of approximately $19,000.  The VLCC TCE rates for the third quarter are negatively impacted by dockings. For the remaining 24% open capacity of the fourth quarter we expect to achieve higher rates than what we have booked so far in the quarter. Rates for vessels on time charters are naturally at lower levels than those that can be achieved on a spot basis in this strong market."
Fleet Development

As of September 30, 2015, Frontline 2012's fleet consisted of six VLCC, six Suezmax crude oil tankers, six MR tankers and four LR2 vessels with an aggregate carrying capacity of 3.5 million dwt, as well as the newbuildings listed below.

During the third quarter, the Suezmax tanker, the Front Odin, was chartered out for a period of approximately 24 months from early November 2015 at a rate of $33,900 per day.

Newbuilding Program

As of September 30, 2015, the Company's newbuilding program comprised 14 LR2 newbuildings, six VLCC newbuildings and six Suezmax tanker newbuildings and the remaining commitments for the Company's 26 newbuilding contracts amounted to $1,386.5 million in the period 2015-2017.

The Company has cancelled all six of its MR tanker newbuilding contracts at STX Dalian and has received an aggregate refund of $44.3 million as of September 30, 2015, in respect of instalment payments made on five of the six contracts plus accrued interest. In October 2015, the Company received a refund of $11.9 million from STX Dalian for the sixth and final newbuilding contract and expects to record a gain of $2.9 million in the fourth quarter. The Company has no outstanding claims in respect of cancelled newbuilding contracts.

The Company delivered three VLGC newbuildings to Avance Gas Holding Ltd ("AGHL") in the third quarter and recorded a gain of $29.7 million. In October 2015, the Company delivered the eighth, and final, VLGC newbuilding to AGHL and expects to record a gain of approximately $9.2 million in the fourth quarter resulting from this delivery.

Market update

World oil supply currently is at its highest level ever at nearly 97 million barrels per day.  This, along with a strong demand for inexpensive crude oil, has led to the tanker fleet surpassing 85% utilization, the highest level seen in many years and a sign of a healthy market, assuming continuation of these levels of demand.  Increasing eastbound cargoes and new refinery projects in Asia are keeping tonne miles high, a trend the Company believes will continue.  Additionally, forced storage of oil on tankers due to a high supply of cargoes is contributing to a strong market.

The average rate for VLCCs trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the third quarter of 2015 was WS 55, or a daily time charter equivalents ("TCEs") of $58,002, and the average rate for a Suezmax trading on a standard 'TD20' voyage between West Africa and Rotterdam in the third quarter of 2015 was WS 73, or a TCE of $35,274. These average rates were slightly lower than the rates in the previous quarter.

The VLCC fleet totalled 645 vessels at the end of the quarter, and the Suezmax fleet totalled 450 vessels.  The order book for tankers represents approximately 17 % of the tanker fleet although a relatively small portion of the order book is expected to be delivered within the next six to 12 months.  Given the strength of the market, only a limited amount of scrapping activity has occurred.

For MR product tankers trading on a standard 'TC2' voyage between Rotterdam and New York the market rates for the third quarter of 2015 were WS 135, or a TCE of $18,532, and market rates for a LR2 product tanker trading on a standard "TC1" voyage between Middle East and Japan in the third quarter of 2015 were WS 133, or a TCE of $39,933.

Corporate update

On July 2, 2015, Frontline Ltd. ("Frontline") and Frontline 2012 announced that they have entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Frontline filed a registration statement with the United States Securities and Exchange Commission ("SEC") on August 24, 2015 covering the common shares to be issued by Frontline to Frontline 2012's shareholders in the merger.  The registration statement was declared effective by the SEC on November 9, 2015. The shareholders' meetings of each of Frontline and Frontline 2012 are scheduled to be held on November 30, 2015.

Third Quarter and Nine Months 2015 Results

Frontline 2012 generated net income from continuing operations of $61.9 million, or $0.26 per share in the third quarter, compared with net income from continuing operations of $78.6 million, or $0.32 per share in the preceding quarter. Net income from continuing operations in the third quarter included a gain of $3.0 million in connection with the cancellation of newbuilding contracts D-2175 and D-2176 at STX Dalian and a gain of $29.7 million on the delivery of the Front Sirocco, Front Levant and Front Chinook to AGHL. Net income from continuing operations in the second quarter included a gain of $23.2 million in connection with the cancellation of newbuilding contract (J0106) at Jinhaiwan and a gain of $19.6 million on the delivery of the Front Breeze and the Front Passat to AGHL.

The TCEs earned in the spot and period market in the third quarter by the Company's VLCCs and Suezmax tankers were $47,500 and $29,000, respectively compared with $46,800 and $38,400, respectively, in the preceding quarter. The spot earnings for the Company's VLCCs and Suezmax tankers were $50,800 and $34,400, respectively, compared with $49,300 and $39,200, respectively, in the preceding quarter.

The TCEs earned in the spot market in the third quarter by the Company's MR product tankers were $25,700 compared with $22,400 in the preceding quarter. The TCEs earned in the spot and period market in the third quarter by the LR2 product tankers were $27,000 compared with $27,800 in the preceding quarter. The spot earnings for the Company's LR2 tankers were $42,700 compared with $32,400 in the preceding quarter.

The Company estimates that average daily cash breakeven TCE rates for the remainder of 2015 will be $23,300, $17,900, $14,900 and $13,800 for the Company's VLCCs, Suezmax tankers, LR2 tankers and MR product tankers, respectively.

On June 26, 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Golden Ocean Group Ltd. ("Golden Ocean") shares. The Company held 77.5 million shares prior to this stock dividend and retained 2.1 million shares. This stock dividend has triggered discontinued operations presentation of its results of operations from Golden Ocean. Income statement comparatives are presented on an equivalent basis.

Frontline 2012 generated net income from continuing operations of $196.8 million, or $0.82 per share, for the nine months ended September 30, 2015, compared with net income from continuing operations of $111.6 million, or $0.46 per share, for the nine months ended September 30, 2014. Net income from continuing operations in the nine months ended September 30, 2015 included a gain of $28.0 million in connection with the cancellation of four newbuilding contracts and a gain of $68.4 million on the delivery of seven VLGCs to AGHL. Net income from continuing operations in the nine months ended September 30, 2014 included a gain of $67.0 million on the cancellation of three newbuilding contracts and a gain of $16.9 million on the sale of shares in AGHL.

The TCEs earned in the spot and period market in the nine months ended September 30, 2015 by the Company's VLCCs and Suezmax tankers were $49,500 and $36,000, respectively, compared with $30,300 and $20,900, respectively, in the nine months ended September 30, 2014. The spot earnings for the Company's VLCC and Suezmax tankers were $52,800 and $39,100, respectively, compared with $29,500 and $20,900, respectively, in the nine months ended September 30, 2014.

The TCEs earned in the spot market in the nine months ended September 30, 2015 by the Company's MR product tankers were $23,700, compared with $15,300 in the nine months ended September 30, 2014. The TCEs earned in the spot and period market in the nine months ended September 30, 2015 by the Company's LR2 product tankers were $25,000. The spot earnings for the Company's LR2 product tankers were $32,900 in the nine months ended September 30, 2015.

The net loss from discontinued operations of $131.0 million in the nine months ended September 30, 2015 includes an impairment loss of $40.6 million relating to the Company's shareholding in Golden Ocean and is attributable to the fall in Golden Ocean's share price from March 31, 2015 (the date from which the Company de-consolidated Golden Ocean) to June 26, 2015 (the date of the stock dividend of the Golden Ocean shares).

Strategy and Outlook

The shareholders' meetings of each of Frontline 2012 and Frontline to vote on the announced Merger Agreement are scheduled to be held on November 30, 2015.

Assuming shareholder approval and completion of the merger, Frontline together with its subsidiary Frontline 2012  (together, "the Surviving Company") will have a fleet of approximately 90 vessels, including vessels on commercial management, vessels on time charter in and newbuildings due for delivery in the next 24 months.  With a large modern fleet, a strong balance sheet and attractive cash break even rates, the Company believes that the Surviving Company should be equally well positioned to generate significant free cash in a strong market and to sustain a weak market.  The Company believes the Surviving Company will be well positioned to grow through acquisition and consolidation opportunities.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline and Frontline 2012, Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542), initially filed on August 24, 2015 and subsequently amended, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline. The registration statement was declared effective by the SEC on November 9, 2015. A definitive joint proxy statement/prospectus has been mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding:

•	The effectuation of the transaction between Frontline and Frontline 2012 described above;

•	The delivery to and operation of assets by Frontline;

•	Frontline's and Frontline 2012's future operating or financial results;

•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

•	Tanker market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they, or the combined company, will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker shipping capacity, changes in the combined company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the combined company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see Frontline's filings with the SEC and the Prospectus for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline 2012 Ltd.
Hamilton, Bermuda
November 23, 2015

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE 2012 LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Jul-Sep	2015 Jul-Sep	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec
52,204	107,456	Total operating revenues	304,911	165,752	241,826
31,083	32,695	Gain on cancellation and sale of newbuilding contracts	96,430	66,996	68,989

24,842	27,282	Voyage expenses and commission	79,245	74,792	103,708
15,070	17,826	Ship operating expenses	46,499	38,381	49,607
-	13,265	Charter hire expenses	30,341	-	-
1,076	2,550	Administrative expenses	5,336	3,902	4,943
8,047	10,470	Depreciation	29,450	23,432	31,845
49,035	71,393	Total operating expenses	190,871	140,507	190,103
34,252	68,758	Net operating income	210,470	92,241	120,712
3	5	Interest income	13	108	118
(1,454)	(3,291)	Interest expense	(9,314)	(5,535)	(7,421)
-	-	Gain on sale of shares	-	16,850	16,850
4,066	-	Share in results of associated companies	2,727	13,180	16,064
-	-	Impairment loss on shares	(1,138)	-	-
6	30	Foreign currency exchange (loss) gain	(27)	30	18
395	(3,710)	Mark to market (loss) gain on derivatives	(5,968)	(5,180)	(8,779)
(36)	76	Other non-operating items	4	(112)	(148)
37,232	61,868	Net income from continuing operations	196,767	111,582	137,414
21,841	-	Net (loss) income from discontinued operations	(131,006)	98,605	(51,159)
59,073	61,868	Net income	65,761	210,187	86,255
422	-	Net loss attributable to non-controlling interest	30,305	422	63,214
59,495	61,868	Net income attributable to Frontline 2012	96,066	210,609	149,469

$0.15	$0.26	Earnings per share from continuing operations	$0.82	$0.45	$0.56
$0.09	-	(Loss) earnings per share from discontinued operations	$(0.42)	$0.40	$0.05
$0.24	$0.26	Earnings per share	$0.40	$0.85	$0.61

		Income on time charter basis ($ per day)*
26,700	47,500	VLCC	49,500	30,300	32,500
22,000	29,000	Suezmax	36,000	20,900	24,500
13,000	25,700	MR product tanker	23,700	15,300	16,600
-	27,000	LR2 tanker	25,000	-	19,100

		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

FRONTLINE 2012 LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Sept 30 2015	Sept 30 2014	Dec 31 2014
ASSETS
Short term
Cash and cash equivalents	163,707	223,511	235,801
Restricted cash	3,675	38,525	35,800
Marketable securities	6,638	-	-
Other current assets	95,930	76,916	82,105
Current assets held for distribution	-	128,070	83,202
Long term
Newbuildings	212,764	188,706	227,050
Vessels and equipment, net	1,067,294	866,572	861,919
Investment in associated companies	-	60,336	59,448
Deferred charges	4,381	2,293	4,763
Other long-term assets	-	4,422	1,678
Long-term restricted cash	-	3,675	-
Long-term assets held for distribution	-	959,343	910,002
Total assets	1,554,389	2,552,369	2,501,768

LIABILITIES AND EQUITY
Short term liabilities
Short term debt	52,883	119,339	44,052
Other current liabilities	32,242	24,383	19,176
Sale proceeds received in advance	17,475	121,725	139,200
Current liabilities held for distribution	-	31,106	34,779
Long term liabilities
Long term debt	587,033	374,588	473,523
Sales proceeds received in advance	-	17,475	-
Long-term liabilities held for distribution	-	290,791	343,688
Commitments and contingencies
Equity
Frontline 2012 Ltd equity	864,756	1,186,400	1,123,580
Non-controlling interest	-	386,562	323,770
Total equity	864,756	1,572,960	1,447,350
Total liabilities and equity	1,554,389	2,552,369	2,501,768

FRONTLINE 2012 LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Jul-Sep	2015 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec
		OPERATING ACTIVITIES
59,073	61,868	Net income	65,761	210,187	86,255
(21,841)	-	Net loss (income) from discontinued operations	131,006	(98,605)	51,159
37,232	61,868	Net income from continuing operations	196,767	111,582	137,414
		Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
8,218	10,753	Depreciation and amortization of deferred charges	30,316	23,939	32,522
(31,083)	(32,695)	Gain on cancellation and sale of newbuilding contracts	(96,430)	(66,996)	(68,989)
-	-	Gain on sale of shares	-	(16,850)	(16,850)
(4,066)	-	Share of results from associated companies	(2,729)	(13,180)	(16,064)
712	711	Amortization of time charter contract value	2,111	2,111	2,822
-	-	Impairment loss on shares	1,138	-	-
(1,190)	2,915	Mark to market loss (gain) on derivatives	3,555	3,036	5,765
1,230	-	Dividends received from Avance Gas	4,101	3,280	7,052
-	-	Debt modification fee paid	-	-	(2,640)
(46)	41	Other, net	470	79	339
(8,633)	(11,394)	Change in operating assets and liabilities	(12,591)	(7,405)	(23,391)
(1,006)	-	Cash (used in) provided by operating activities of discontinued operations	(6,410)	(1,006)	661
1,368	32,199	Net cash provided by operating activities	120,298	38,590	58,641

		INVESTING ACTIVITIES
63,449	14,576	Refund of newbuilding installments and interest	46,910	162,751	173,840
(59,341)	(220,888)	Additions to newbuildings, vessels and equipment	(683,845)	(149,796)	(202,231)
12,700	11,025	Change in restricted cash	32,125	(42,200)	(35,800)
-	172,676	Sale of fixed assets	398,478	-	-
-	-	Sale proceeds received in advance	-	139,200	139,200
-	-	Net proceeds from sale of shares in associated company	-	57,140	57,140
(2,845)	-	Cash (used in) provided by investing activities of discontinued operations	(310,822)	(107,338)	(195,658)
13,963	(22,611)	Net cash (used in) provided by investing activities	(517,154)	59,757	(63,509)

		FINANCING ACTIVITIES
-	-	Proceeds from long-term debt	159,600	91,000	124,000
(12,055)	(13,859)	Repayment of long-term debt	(37,258)	(189,537)	(198,889)
-	-	Debt fees paid	(485)	(500)	(500)
(22,056)	-	Payment to acquire treasury shares	-	(50,397)	(50,397)
(12,116)	-	Dividends paid	(14)	(36,969)	(36,969)
60,000	-	Cash provided by financing activities of discontinued operations	141,775	60,000	116,819
13,773	(13,859)	Net cash provided by (used in) financing activities	263,618	(126,403)	(45,936)

29,104	(4,271)	Net change in cash and cash equivalents	(133,238)	(28,056)	(50,804)
(96,182)	-	Net change in cash balances included in held for distribution	61,144	(96,182)	(61,144)
290,589	167,978	Cash and cash equivalents at start of period	235,801	347,749	347,749
223,511	163,707	Cash and cash equivalents at end of period	163,707	223,511	235,801

FRONTLINE 2012 LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2015 Jan-Sep	2014 Jan-Sep	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	242,307,883	249,100,000	249,100,000
Treasury shares held	-	(6,792,117)	(6,792,117)
Balance at end of period	242,307,883	242,307,883	242,307,883

SHARE CAPITAL
Balance at beginning and end of period	498,200	498,200	498,200

TREASURY SHARES
Balance at beginning of period	(50,397)	-	-
Purchase of treasury shares	-	(50,397)	(50,397)
Balance at end of period	(50,397)	(50,397)	(50,397)

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	519,378	519,378	519,378
Gain attributable to change in non-controlling ownership	27,485	-	-
Stock dividend	(187,784)	-	-
Balance at end of period	359,079	519,378	519,378

OTHER COMPREHENSIVE LOSS
Balance at beginning of period	-	-	-
Other comprehensive loss	(3,994)	-	-
Balance at end of period	(3,994)	-	-

RETAINED EARNINGS
Balance at beginning of period	156,399	45,579	45,579
Net income	96,066	210,609	149,469
Cash dividend	(14)	(36,969)	(38,649)
Stock dividend	(190,583)	-	-
Balance at end of period	61,868	219,219	156,399

FRONTLINE 2012 LTD. EQUITY	864,756	1,186,400	1,123,580

NON-CONTROLLING INTEREST
Balance at beginning of period	323,770	-	-
Arising at date of acquisition	-	386,984	386,984
Loss attributable to change in ownership	(27,485)	-
Net loss	(30,305)	(422)	(63,214)
Impact of de-consolidation	(265,980)	-	-
Balance at end of period	-	386,562	323,770

TOTAL EQUITY	864,756	1,572,960	1,447,350